Exhibit 99.1

The Thomson Corporation Suite 2706, Toronto Dominion Bank Tower P.O. Box 24, Toronto-Dominion Centre Toronto, Ontario M5K 1A1 Canada Tel (416) 360-8700 www.thomson.com
News Release
Media Contact: Jason Stewart Director, Public Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Raya Papp Director, Investor Relations (203) 539-8439 raya.papp@thomson.com

For Immediate Release

The Thomson Corporation Announces
Cdn$250 Million Note Offering

TORONTO, May 28, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of integrated information solutions to business and professional customers, today announced it has entered into an agreement with a syndicate of Canadian investment dealers for a public offering in Canada of Cdn$250 million of notes due June 1, 2009.

        The notes will bear interest at an annual rate of 4.50%. Thomson plans to use the proceeds of the offering to repay existing indebtedness and for other general corporate purposes. The offering is expected to close on or about June 1, 2004.

        The notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release is being issued pursuant to Rule 135c under the Securities Act.

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The Thomson Corporation Announces
Cdn.$250 Million Note Offering
May 28, 2004

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements, such as the Corporation's expectations regarding the offering and its expected uses of proceeds, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. The Corporation can give no assurance that the offering will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.